Exhibit 12.1
NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions except ratio)
     The ratio of earnings to fixed charges represents income before income and mining tax expense, noncontrolling interests, equity income (loss) of affiliates and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The financial information of all prior periods has been reclassified to reflect discontinued operations.

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income before income and mining tax and other items(1)	$3,997	$2,954	$1,294	$(359)	$1,243
Adjustments:
Fixed charges added to earnings	295	135	147	125	102
Dividends from equity affiliates	7	2	—	2	1
Amortization of capitalized interest	26	17	17	18	13

	$4,325	$3,108	$1,458	$(214)	$1,359

Fixed Charges:
Net interest expense(2)	$279	$120	$135	$118	$97
Portion of rental expense representative of interest	16	15	12	7	5

Fixed charges added to earnings	295	135	147	125	102
Capitalized interest	21	111	47	50	57

	$316	$246	$194	$175	$159

Ratio of earnings to fixed charges	13.7	12.6	7.5	(3)	8.5

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.

(3)	Earnings for 2007 were inadequate to cover fixed charges by $389.